SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934 1
(AMENDMENT NO. __)

Midway Gold Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

598153104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☒     Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

_____________________
1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Deans Knight Capital Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		5,948,400
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		5,948,400
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,948,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.22%* *Based on 113,917,225 outstanding common shares as of December 31, 2011.
12	TYPE OF REPORTING PERSON* IV

CUSIP No. 598153104	13G	Page 3 of 5 Pages

Item 1 (a).  Name of Issuer:

Midway Gold Corp.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

8310 South Valley Highway, Suite 280
Englewood, Colorado 80112

Item 2 (a).  Name of Person Filing:

Deans Knight Capital Management Ltd.

Item 2 (b).  Address of Principal Business Office or, if None, Residence:

Suite 730, 999 West Hastings Street
Vancouver, BC, V6C 2W2

Item 2 (c).  Citizenship:

British Columbia, Canada

Item 2 (d).  Title of Class of Securities:

Common Shares

Item 2 (e).  CUSIP Number:

598153104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(d) Investment Company registered under Section 8 of the Investment Company Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

	(a)	Amount beneficially owned:

See Item 9 on the cover page

	(b)	Percent of class:

See Item 11 on the cover page

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

\\\

CUSIP No. 598153104	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 598153104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 10, 2012.

Deans Knight Capital Management Ltd.

By: _Mark Myles
Name: Mark Myles
Title: COO